UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:    November 13, 2015

Financial Results

for the Six Months

ended September 30, 2015

- Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

Notes	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“SMFG”)
	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

1. Income analysis

Consolidated				(Millions of yen)
		Six months ended		Six months ended
		Sep. 30, 2015	Change	Sep. 30, 2014
Consolidated gross profit	1	1,512,729	62,635	1,450,094
Net interest income	2	782,731	19,098	763,633
Trust fees	3	1,400	(13)	1,413
Net fees and commissions	4	492,921	31,452	461,469
Net trading income	5	108,702	24,333	84,369
Net other operating income	6	126,974	(12,233)	139,207
General and administrative expenses	7	(852,244)	(47,987)	(804,257)
Equity in gains (losses) of affiliates	8	(43,389)	(43,440)	51
Consolidated net business profit	9	617,095	(28,792)	645,887
Total credit cost	10	(24,139)	(112,940)	88,801
Credit costs	11	(37,080)	(4,474)	(32,606)
Write-off of loans	12	(34,476)	(4,972)	(29,504)
Provision for reserve for possible loan losses	13	-	-	-
Others	14	(2,603)	499	(3,102)
Gains on reversal of reserve for possible loan losses	15	2,985	(103,749)	106,734
Recoveries of written-off claims	16	9,955	(4,717)	14,672
Gains (losses) on stocks	17	32,180	(20,782)	52,962
Other income (expenses)	18	6,687	13,811	(7,124)
Ordinary profit	19	631,824	(148,702)	780,526
Extraordinary gains (losses)	20	(992)	1,529	(2,521)
Gains (losses) on disposal of fixed assets	21	1,997	3,325	(1,328)
Losses on impairment of fixed assets	22	(2,759)	(1,712)	(1,047)
Income before income taxes	23	630,832	(147,173)	778,005
Income taxes - current	24	(155,614)	16,088	(171,702)
Income taxes - deferred	25	(32,109)	38,043	(70,152)
Profit	26	443,109	(93,041)	536,150
Profit attributable to non-controlling interests	27	(54,971)	1,631	(56,602)
Profit attributable to owners of parent	28	388,137	(91,411)	479,548
Notes	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2.   Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)
+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)

3. Representation of several accounting items was revised from the six months ended September 30, 2015. For example, “Net income” was changed to “Profit attributable to owners of parent.”

Number of consolidated subsidiaries and affiliates
		Sep. 30, 2015		Mar. 31, 2015
			Change
Consolidated subsidiaries	29	323	6	317
Equity method affiliates	30	54	4	50

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)
		Six months ended		Six months ended
		Sep. 30, 2015	Change	Sep. 30, 2014
Gross banking profit	1	802,983	(24,775)	827,758
Gross domestic profit	2	539,190	(34,118)	573,308
Net interest income	3	438,254	(32,933)	471,187
Trust fees	4	822	(112)	934
Net fees and commissions	5	95,441	4,048	91,393
Net trading income	6	1,016	(665)	1,681
Net other operating income	7	3,655	(4,455)	8,110
Gains (losses) on bonds	8	(543)	(3,032)	2,489
Gross international profit	9	263,793	9,343	254,450
Net interest income	10	133,656	17,905	115,751
Net fees and commissions	11	68,470	2,753	65,717
Net trading income	12	26,092	22,662	3,430
Net other operating income	13	35,574	(33,976)	69,550
Gains (losses) on bonds	14	21,080	(5,308)	26,388
Expenses (excluding non-recurring losses)	15	(398,820)	(11,932)	(386,888)
Overhead ratio	16	49.7%	3.0%	46.7%
Personnel expenses	17	(161,681)	(9,677)	(152,004)
Non-personnel expenses	18	(212,892)	(675)	(212,217)
Taxes	19	(24,245)	(1,579)	(22,666)
Banking profit (before provision for general reserve for possible loan losses)	20	404,163	(36,706)	440,869
Gains (losses) on bonds	21	20,536	(8,341)	28,877
Provision for general reserve for possible loan losses	22	-	-	-
Banking profit	23	404,163	(36,706)	440,869
Non-recurring gains (losses)	24	10,845	(140,741)	151,586
Credit costs	25	(2,546)	(143)	(2,403)
Gains on reversal of reserve for possible loan losses	26	25,219	(91,651)	116,870
Recoveries of written-off claims	27	4,886	(4,840)	9,726
Gains (losses) on stocks	28	1,100	(47,092)	48,192
Other non-recurring gains (losses)	29	(17,814)	2,985	(20,799)
Ordinary profit	30	415,008	(177,447)	592,455
Extraordinary gains (losses)	31	604	2,527	(1,923)
Gains (losses) on disposal of fixed assets	32	2,383	3,376	(993)
Losses on impairment of fixed assets	33	(1,778)	(848)	(930)
Income before income taxes	34	415,612	(174,920)	590,532
Income taxes - current	35	(110,522)	18,845	(129,367)
Income taxes - deferred	36	(19,807)	33,115	(52,922)
Net income	37	285,282	(122,959)	408,241

Total credit cost (22+25+26+27)	38	27,558	(96,635)	124,193
Provision for general reserve for possible loan losses	39	11,824	(87,840)	99,664
Write-off of loans	40	(382)	(347)	(35)
Provision for specific reserve for possible loan losses	41	13,355	(3,866)	17,221
Losses on sales of delinquent loans	42	(2,164)	203	(2,367)
Provision for loan loss reserve for specific overseas countries	43	39	54	(15)
Recoveries of written-off claims	44	4,886	(4,840)	9,726

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated					(%)
			Six months ended Sep. 30, 2015		Six months ended Sep. 30, 2014
	Three months ended Jun. 30, 2015	Three months ended Sep. 30, 2015		Change
Yield on interest earning assets (A)			1.30	(0.13)	1.43
Interest earned on loans and bills discounted (C)	1.24	1.24	1.24	(0.10)	1.34
Interest earned on securities			1.61	(0.17)	1.78
Total cost of funding (including expenses) (B)			0.73	(0.09)	0.82
Cost of interest bearing liabilities			0.06	(0.01)	0.07
Interest paid on deposits, etc. (D)	0.03	0.03	0.03	(0.00)	0.03
Interest paid on other liabilities			0.16	(0.00)	0.16
Expense ratio			0.67	(0.08)	0.75
Overall interest spread (A) - (B)			0.57	(0.04)	0.61
Interest spread (C) - (D)	1.21	1.21	1.21	(0.10)	1.31

3. Gains (losses) on securities

SMBC non-consolidated		(Millions of yen)
	Six months ended Sep. 30, 2015		Six months ended Sep. 30, 2014
		Change
Gains (losses) on bonds	20,536	(8,341)	28,877
Gains on sales	33,845	2,669	31,176
Losses on sales	(9,712)	(7,419)	(2,293)
Gains on redemption	0	(3)	3
Losses on redemption	(3,595)	(3,587)	(8)
Losses on devaluation	-	-	-

Gains (losses) on stocks	1,100	(47,092)	48,192
Gains on sales	33,753	(18,440)	52,193
Losses on sales	(5,200)	(4,424)	(776)
Losses on devaluation	(27,453)	(24,229)	(3,224)

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated							(Millions of yen)
		Sep. 30, 2015					Mar. 31, 2015
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	1	2,734,756	15,054	(5,526)	15,054	-	3,397,151	20,580
Other securities	2	25,480,520	2,050,176	(554,809)	2,164,355	114,178	26,263,425	2,604,985
Stocks	3	3,791,027	1,757,021	(297,287)	1,774,941	17,919	4,065,999	2,054,308
Bonds	4	14,250,807	58,488	8,460	62,506	4,017	13,699,561	50,028
Japanese government bonds	5	11,586,179	18,952	5,984	20,364	1,412	11,007,006	12,968
Others	6	7,438,686	234,666	(265,983)	326,907	92,240	8,497,864	500,649
Foreign bonds	7	4,917,745	(11,889)	(41,119)	16,893	28,783	5,633,955	29,230
Other money held in trust	8	6,125	-	-	-	-	7,087	-
Total	9	28,221,402	2,065,230	(560,336)	2,179,409	114,178	29,667,664	2,625,566
Stocks	10	3,791,027	1,757,021	(297,287)	1,774,941	17,919	4,065,999	2,054,308
Bonds	11	16,985,564	73,542	2,933	77,560	4,017	17,096,713	70,609
Others	12	7,444,811	234,666	(265,983)	326,907	92,240	8,504,952	500,649

SMBC non-consolidated							(Millions of yen)
		Sep. 30, 2015					Mar. 31, 2015
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	13	2,701,519	14,982	(5,472)	14,982	-	3,352,592	20,454
Stocks of subsidiaries and affiliates	14	3,494,727	(29,729)	28,797	8,608	38,337	3,414,839	(58,526)
Other securities	15	22,967,403	1,849,963	(542,818)	1,955,459	105,496	23,774,009	2,392,781
Stocks	16	3,712,351	1,703,282	(286,431)	1,719,320	16,038	3,970,914	1,989,713
Bonds	17	13,608,527	54,440	8,572	58,366	3,925	13,036,709	45,868
Japanese government bonds	18	11,273,757	17,150	6,019	18,563	1,412	10,687,062	11,131
Others	19	5,646,525	92,240	(264,960)	177,772	85,531	6,766,385	357,200
Foreign bonds	20	3,492,379	(10,689)	(41,009)	14,050	24,740	4,238,647	30,320
Total	21	29,163,650	1,835,217	(519,492)	1,979,050	143,833	30,541,441	2,354,709
Stocks	22	4,910,628	1,705,569	(281,288)	1,727,929	22,359	5,180,246	1,986,857
Bonds	23	16,310,046	69,423	3,101	73,349	3,925	16,389,301	66,322
Others	24	7,942,975	60,223	(241,306)	177,772	117,548	8,971,892	301,529

Notes	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the fiscal year. The rest of the securities are valuated at market prices as of the balance sheet date.

	3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Gains of 979 million yen and 29,870 million yen were recognized in the statements of income as of September 30, 2015 and March 31, 2015, respectively.

	4.	Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

5. Balance of securities, classified by maturity

Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated									(Billions of yen)
	Sep. 30, 2015					Mar. 31, 2015

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	6,472.7	9,103.7	656.7	76.9	16,310.0	3,273.9	12,200.4	848.2	66.7	16,389.3
Japanese government bonds	6,232.4	7,642.0	100.9	-	13,975.3	2,988.1	10,641.9	340.1	-	13,970.1
Japanese local government bonds	1.0	0.1	0.5	0.0	1.7	31.9	0.1	0.5	0.0	32.6
Japanese corporate bonds	239.2	1,461.6	555.4	76.9	2,333.1	253.9	1,558.4	507.7	66.7	2,386.6

Others	1,108.4	1,044.5	1,343.8	535.3	4,031.9	1,163.4	1,706.3	1,283.6	715.0	4,868.2

Total	7,581.0	10,148.2	2,000.5	612.2	20,342.0	4,437.3	13,906.7	2,131.8	781.7	21,257.5

6. Overview of derivative transactions (under deferred hedge accounting)

SMBC non-consolidated								(Billions of yen)
		Sep. 30, 2015				Mar. 31, 2015
				Net Assets (a) - (b)	Net deferred gains (losses)			Net Assets (c) - (d)	Net deferred gains (losses)
		Assets (a)	Liabilities (b)			Assets (c)	Liabilities (d)

	Interest rate swaps	239.6	154.5	85.1	37.6	230.6	163.2	67.4	12.2

	Currency swaps	158.1	853.4	(695.3)	(23.3)	139.1	1,051.7	(912.6)	(32.8)

	Others	0.2	8.6	(8.4)	(112.3)	0.1	5.1	(5.0)	(114.3)

Total		398.0	1,016.5	(618.6)	(98.0)	369.8	1,220.0	(850.2)	(135.0)
Notes 1.	Derivative transactions are valuated at fair value on the balance sheet.
2.	SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No. 24 and No. 25.
3.	Figures for Net deferred gains (losses) are those before application of tax effect accounting.
Reference: Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity (Billions of yen)
		Sep. 30, 2015				Mar. 31, 2015

		1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
	Receivable fixed rate / payable floating rate	3,774.5	19,555.5	8,128.9	31,458.9	4,581.1	18,837.9	7,606.3	31,025.3
	Receivable floating rate / payable fixed rate	1,368.8	7,593.3	7,831.7	16,793.8	1,501.4	7,384.3	7,360.5	16,246.2
	Receivable floating rate / payable floating rate	3.6	-	-	3.6	3.6	-	-	3.6

Total		5,146.9	27,148.8	15,960.6	48,256.3	6,086.1	26,222.2	14,966.8	47,275.1

Sumitomo Mitsui Financial Group

7. Employee retirement benefits

Consolidated

(1)	Projected benefit obligation

(Millions of yen)

		At the beginning of FY3/2016		At the beginning of FY3/2015
			Change
Fair value of plan assets	(A)	1,421,268	257,434	1,163,834
Projected benefit obligation	(B)	1,083,109	46,522	1,036,587
Net surplus (deficit)	(A-B)	338,159	210,913	127,246
Net defined benefit asset		376,255	207,270	168,985
Net defined benefit liability		38,096	(3,642)	41,738

Measurements of defined benefit plans (before tax effect deduction)		(70,594)	(185,645)	115,051
	Unrecognized prior service cost (deductible from the obligation)	(956)	190	(1,146)
	Unrecognized net actuarial gain (loss)	(69,637)	(185,835)	116,198
(2) Retirement benefit expenses
(Millions of yen)
		Six months ended Sep. 30, 2015		Six months ended Sep. 30, 2014
			Change
Retirement benefit expenses		23,893	762	23,131
SMBC non-consolidated
(1) Projected benefit obligation
(Millions of yen)
		At the beginning of FY3/2016		At the beginning of FY3/2015
			Change
Projected benefit obligation	(A)	915,682	38,457	877,225
<Discount rate>		<1.00%>	<(0.29)%>	<1.29%>
Fair value of plan assets	(B)	1,273,319	233,805	1,039,514
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	293,082	16,434	276,648
Unrecognized prior service cost (deductible from the obligation)	(E)	-	-	-
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	(64,553)	(178,913)	114,360
(2) Retirement benefit expenses
(Millions of yen)
		Six months ended Sep. 30, 2015		Six months ended Sep. 30, 2014
			Change
Retirement benefit expenses		18,545	2,302	16,243
Service cost		13,155	1,160	11,995
Interest cost on projected benefit obligation		4,578	(1,080)	5,658
Expected returns on plan assets		(17,878)	(2,305)	(15,573)
Amortization of unrecognized prior service cost		-	-	-
Amortization of unrecognized net actuarial gain (loss)		15,892	4,700	11,192
Others		2,797	(173)	2,970

Sumitomo Mitsui Financial Group

8.	Classification based on self-assessment and the Financial Reconstruction Act, and write-offs / reserves

*1	Includes direct reduction of 151.0 billion yen.
*2

Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Act standards.

(Bankrupt/Effectively bankrupt borrowers: 2.3 billion yen, Potentially bankrupt borrowers: 5.0 billion yen)

*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of reserve for the possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4	Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [ ].
*5	Includes Specific reserve for Borrowers requiring caution totaling 0.4 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

9. Risk-monitored loans

Consolidated				(Millions of yen, %)
	Sep. 30, 2015			Mar. 31, 2015

		Ratio (b)			Ratio (d)
	(a)		(a) - (c)	(c)
Bankrupt loans	45,000	0.0	9,139	35,861	0.0
Non-accrual loans	660,796	0.9	(113,262)	774,058	1.1
Past due loans (3 months or more)	16,980	0.0	3,266	13,714	0.0
Restructured loans	269,426	0.4	(9,196)	278,622	0.4
Total	992,203	1.3	(110,053)	1,102,256	1.5

Total loans (period-end balance)	74,510,685	100.0	1,442,445	73,068,240	100.0

Amount of direct reduction	332,322		6,342	325,980
SMBC non-consolidated				(Millions of yen, %)
	Sep. 30, 2015			Mar. 31, 2015

		Ratio (b)			Ratio (d)
	(a)		(a) - (c)	(c)
Bankrupt loans	40,323	0.0	10,201	30,122	0.0
Non-accrual loans	467,914	0.7	(85,019)	552,933	0.8
Past due loans (3 months or more)	4,633	0.0	(299)	4,932	0.0
Restructured loans	106,443	0.2	(9,476)	115,919	0.2
Total	619,313	0.9	(84,594)	703,907	1.0

Total loans (period-end balance)	68,796,863	100.0	522,555	68,274,308	100.0

Amount of direct reduction	140,904		(8,538)	149,442
10. Reserve for possible loan losses and reserve ratio
Consolidated				(Millions of yen, %)
	Sep. 30, 2015			Mar. 31, 2015

		Reserve Ratio (b)			Reserve Ratio (d)
	(a)		(a) - (c)	(c)
Reserve for possible loan losses	617,936	62.28	(53,312)	671,248	60.90
General reserve	387,038		(9)	387,047
Specific reserve	230,217		(53,264)	283,481
Loan loss reserve for specific overseas countries	679		(40)	719

Amount of direct reduction	370,174		6,589	363,585
SMBC non-consolidated				(Millions of yen, %)
	Sep. 30, 2015			Mar. 31, 2015

		Reserve Ratio (b)			Reserve Ratio (d)
	(a)		(a) - (c)	(c)
Reserve for possible loan losses	351,607	56.77	(42,533)	394,140	55.99
General reserve	217,151		(13,879)	231,030
Specific reserve	133,775		(28,615)	162,390
Loan loss reserve for specific overseas countries	679		(40)	719

Amount of direct reduction	150,966		(9,695)	160,661

Note: Reserve ratio (= Reserve for possible loan losses / Risk-monitored loans) is after direct reduction.

Sumitomo Mitsui Financial Group

11. Non-performing loans (NPLs) based on the Financial Reconstruction Act and coverage

Consolidated	(Millions of yen, %)

	Sep. 30, 2015		Mar. 31, 2015
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	181,341	29,305	152,036
Doubtful assets	584,473	(143,513)	727,986
Substandard loans	287,840	(6,916)	294,756
Total (A)	1,053,655	(121,124)	1,174,779
Normal assets	85,057,779	1,582,211	83,475,568
Grand total (B)	86,111,435	1,461,087	84,650,348
NPL ratio (A/B)	1.22	(0.17)	1.39

			(Millions of yen)
	Sep. 30, 2015		Mar. 31, 2015
	(a)	(a) - (b)	(b)
Total coverage (C)	858,895	(117,824)	976,719
Reserve for possible loan losses (D)	235,453	(48,212)	283,665
Amount recoverable by guarantees, collateral and others (E)	623,442	(69,611)	693,053

			(%)
Coverage ratio (C) / (A)	81.52	(1.62)	83.14
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	117.82	1.69	116.13

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	54.73	(4.16)	58.89
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	143.63	4.29	139.34

SMBC non-consolidated		(Millions of yen, %)
	Sep. 30, 2015		Mar. 31, 2015
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	128,943	35,947	92,996
Doubtful assets	435,465	(119,685)	555,150
Substandard loans	111,076	(9,775)	120,851
Total (A)	675,485	(93,513)	768,998
Normal assets	78,713,757	581,391	78,132,366
Grand total (B)	79,389,242	487,877	78,901,365
NPL ratio (A/B)	0.85	(0.12)	0.97

Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

		(Millions of yen)
	Sep. 30, 2015		Mar. 31, 2015
	(a)	(a) - (b)	(b)
Total coverage (C)	589,263	(84,936)	674,199
Reserve for possible loan losses* (D)	160,818	(32,460)	193,278
Amount recoverable by guarantees, collateral and others (E)	428,445	(52,475)	480,920
* Sum of general reserve for substandard loans and specific reserve.
			(%)
Coverage ratio (C) / (A)	87.24	(0.43)	87.67
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	115.48	1.69	113.79
			(%)
Reserve ratio to unsecured assets (D) / (A - E)	65.10	(2.00)	67.10
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	142.33	5.51	136.82

Sumitomo Mitsui Financial Group

12. Results of off-balancing of NPLs

SMBC non-consolidated

(Billions of yen)

	Sep. 30, 2015 (a)	(a) - (b)	NPLs newly classified during the six months ended Sep. 30, 2015	Amount of off-balancing	Mar. 31, 2015 (b)
Bankrupt and quasi-bankrupt assets	128.9	35.9	16.3	19.6	93.0
Doubtful assets	435.5	(119.6)	36.4	(156.0)	555.1
Total	564.4	(83.7)	52.7	(136.4)	648.1

Result of measures connected to off-balancing (*1)	109.9				76.3

Breakdown of off-balancing by factor (*2)	Disposition by borrowers’ liquidation			(1.3)
	Reconstructive disposition			(14.5)
	Improvement in debtors’ performance due to reconstructive disposition			-
	Loan sales to market			(8.9)
	Direct write-offs			12.8
	Others			(124.5)
		Collection / repayment, etc.		(74.6)
		Improvement in debtors’ performance		(49.9)
	Total			(136.4)

*1	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

*2	1. “Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2.   “Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by industry

SMBC non-consolidated

(1) Loans and bills discounted, classified by industry				(Millions of yen, %)
	Sep. 30, 2015			Mar. 31, 2015
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	48,990,135	100.0	(356,414)	49,346,549	100.0
Manufacturing	5,911,461	12.1	288,983	5,622,478	11.4
Agriculture, forestry, fisheries and mining	124,786	0.3	(4,810)	129,596	0.3
Construction	683,175	1.4	(30,594)	713,769	1.4
Transportation, communications and public enterprises	4,273,200	8.7	(49,666)	4,322,866	8.8
Wholesale and retail	3,951,576	8.1	(64,043)	4,015,619	8.1
Finance and insurance	7,200,070	14.7	(84,437)	7,284,507	14.8
Real estate and goods rental and leasing	6,671,824	13.6	147,543	6,524,281	13.2
Various services	3,600,663	7.3	(33,364)	3,634,027	7.4
Municipalities	728,630	1.5	(342,195)	1,070,825	2.2
Others	15,844,746	32.3	(183,831)	16,028,577	32.4
Overseas offices and Japan offshore banking accounts	19,806,727	100.0	878,968	18,927,759	100.0
Public sector	50,410	0.3	(2,188)	52,598	0.3
Financial institutions	1,548,121	7.8	(9,770)	1,557,891	8.2
Commerce and industry	16,449,350	83.0	846,267	15,603,083	82.4
Others	1,758,845	8.9	44,660	1,714,185	9.1
Total	68,796,863	-	522,555	68,274,308	-

Risk-monitored loans				(Millions of yen, %)
	Sep. 30, 2015			Mar. 31, 2015
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	547,460	100.0	(77,788)	625,248	100.0
Manufacturing	81,518	14.9	(7,405)	88,923	14.2
Agriculture, forestry, fisheries and mining	533	0.1	(4,213)	4,746	0.8
Construction	18,309	3.3	(2,880)	21,189	3.4
Transportation, communications and public enterprises	78,707	14.4	(26,416)	105,123	16.8
Wholesale and retail	99,575	18.2	(6,356)	105,931	16.9
Finance and insurance	3,754	0.7	(122)	3,876	0.6
Real estate and goods rental and leasing	110,679	20.2	(17,414)	128,093	20.5
Various services	79,370	14.5	(10,526)	89,896	14.4
Municipalities	-	-	-	-	-
Others	75,008	13.7	(2,460)	77,468	12.4
Overseas offices and Japan offshore banking accounts	71,853	100.0	(6,806)	78,659	100.0
Public sector	-	-	-	-	-
Financial institutions	-	-	-	-	-
Commerce and industry	51,447	71.6	(13,076)	64,523	82.0
Others	20,406	28.4	6,270	14,136	18.0
Total	619,313	-	(84,594)	703,907	-

Sumitomo Mitsui Financial Group

(2) NPLs based on the Financial Reconstruction Act classified by industry, and reserve ratio

	(Millions of yen, %)
	Sep. 30, 2015			Mar. 31, 2015
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	599,339	67.4	(89,196)	688,535
Manufacturing	83,631	57.1	(8,510)	92,141

Agriculture, forestry, fisheries and mining	533	60.0	(4,392)	4,925

Construction	18,313	55.6	(2,924)	21,237

Transportation, communications and public enterprises	101,534	84.0	(26,477)	128,011

Wholesale and retail	103,153	58.8	(7,878)	111,031

Finance and insurance	4,441	86.5	(148)	4,589

Real estate and goods rental and leasing	131,176	52.0	(25,121)	156,297

Various services	80,685	59.0	(10,592)	91,277

Municipalities	-	-	-	-

Others	75,868	100.0	(3,156)	79,024
Overseas offices and Japan offshore banking accounts	76,145	57.3	(4,318)	80,463
Public sector	-	-	-	-

Financial institutions	-	-	-	-

Commerce and industry	53,067	43.1	(13,259)	66,326

Others	23,078	89.3	8,942	14,136
Total	675,485	65.1	(93,513)	768,998

Notes	1.	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2.

Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

	(Millions of yen)
	Sep. 30, 2015		Mar. 31, 2015
	(a)	(a) - (b)	(b)
Consumer loans	14,137,497	(209,962)	14,347,459
Housing loans	13,209,739	(228,171)	13,437,910
Self-residential purpose	10,618,984	(169,354)	10,788,338
Other consumer loans	927,757	18,209	909,548

(4) Loans to small- and medium-sized enterprises, etc.

	(Millions of yen, %)
	Sep. 30, 2015		Mar. 31, 2015
	(a)	(a) - (b)	(b)
Outstanding balance	33,250,299	(248,253)	33,498,552
Ratio to total loans	67.9	0.0	67.9
Note: Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

14. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

	(Millions of yen, %)
	Sep. 30, 2015			Mar. 31, 2015
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	6,087,880	29.6	51,716	6,036,164	31.4
Indonesia	345,837	1.7	(12,660)	358,497	1.9
Thailand	706,446	3.4	(77,214)	783,660	4.1
Korea	333,361	1.6	(42,750)	376,111	1.9
Hong Kong	1,753,714	8.5	119,130	1,634,584	8.5
China	358,985	1.8	(47,687)	406,672	2.1
Taiwan	338,045	1.6	46,889	291,156	1.5
Singapore	1,186,780	5.8	24,624	1,162,156	6.0
India	483,346	2.4	10,677	472,669	2.5
Others	581,366	2.8	30,707	550,659	2.9
Oceania	1,400,391	6.8	9,490	1,390,901	7.2
Australia	1,256,653	6.1	(18,989)	1,275,642	6.6
Others	143,738	0.7	28,479	115,259	0.6
North America	6,181,199	30.1	526,892	5,654,307	29.4
United States	4,954,312	24.1	569,292	4,385,020	22.8
Others	1,226,887	6.0	(42,400)	1,269,287	6.6
Central and South America	1,693,738	8.3	130,770	1,562,968	8.1
Brazil	308,116	1.5	41,556	266,560	1.4
Panama	578,112	2.8	(15,085)	593,197	3.1
Others	807,510	4.0	104,299	703,211	3.6
Western Europe	3,536,279	17.2	507,699	3,028,580	15.7
United Kingdom	1,302,782	6.3	477,495	825,287	4.3
Ireland	573,233	2.8	15,783	557,450	2.9
Netherlands	456,698	2.2	24,122	432,576	2.2
Others	1,203,566	5.9	(9,701)	1,213,267	6.3
Eastern Europe	533,703	2.6	(36,924)	570,627	3.0
Russia	483,047	2.4	(41,238)	524,285	2.7
Others	50,656	0.2	4,314	46,342	0.3
Others	1,107,416	5.4	96,690	1,010,726	5.2
Total	20,540,606	100.0	1,286,333	19,254,273	100.0
Note: Classified by domicile of debtors.

(2) NPLs based on the Financial Reconstruction Act, classified by domicile

(Millions of yen, %)

	Sep. 30, 2015			Mar. 31, 2015
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and Japan offshore banking accounts	76,145	57.3	(4,318)	80,463
Asia	13,525	60.7	(926)	14,451
Oceania	-	-	-	-
North America	13,758	100.0	3,824	9,934
Central and South America	7,173	60.4	(3,738)	10,911
Western Europe	16,321	40.1	(1,282)	17,603
Eastern Europe	-	-	-	-
Others	25,366	49.4	(2,196)	27,562

Notes	1.	NPLs based on the Financial Reconstruction Act include Loans, acceptances and guarantees, suspense payments, and other credit-type assets.

	2.	Reserve ratio
		= (Reserve for possible loans losses)/(Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

	3.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

15. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

(Millions of yen)

	Six months ended Sep. 30, 2015 (a)		Six months ended Sep 30, 2014 (b)
		(a) - (b)
Deposits	88,890,404	7,025,363	81,865,041
Domestic units	72,984,781	3,616,463	69,368,318
Loans	67,967,957	3,673,844	64,294,113
Domestic units	45,342,485	284,356	45,058,129
Note: Deposits do not include negotiable certificates of deposit.

(2) Balance of deposits and loans, classified by type of depositor
(Millions of yen)
	Sep. 30, 2015 (a)		Sep. 30, 2014 (b)	Mar. 31, 2015 (Reference)
		(a) - (b)
Deposits	92,002,876	6,506,413	85,496,463	91,337,714
Domestic deposits (excluding Japan offshore banking accounts)	77,258,379	2,997,933	74,260,446	77,789,098
Individuals	41,947,775	1,080,728	40,867,047	41,768,103
Corporates	35,310,604	1,917,205	33,393,399	36,020,995
Loans	68,796,863	3,018,387	65,778,476	68,274,308
Domestic offices (excluding Japan offshore banking accounts)	48,990,135	471,555	48,518,580	49,346,549
Overseas offices and Japan offshore banking accounts	19,806,727	2,546,831	17,259,896	18,927,759
Note: Deposits do not include negotiable certificates of deposit.

Reference:
			(Billions of yen)
	Sep. 30, 2015 (a)		Mar. 31, 2015 (b)
		(a) - (b)
Balance of investment trusts	2,752.1	(328.0)	3,080.1
Balance to individuals	2,383.3	(306.4)	2,689.7
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.

			(Billions of yen)
	Six months ended Sep. 30, 2015 (a)		Six months ended Sep. 30, 2014 (b)
		(a) - (b)
Sales of investment trusts to individuals	423.6	75.3	348.3

Sales of pension-type insurance to individuals	70.8	(20.2)	91.0

Sumitomo Mitsui Financial Group

16. Deferred tax assets and liabilities

(Billions of yen)

SMBC non-consolidated
			Sep. 30, 2015	Change from Mar. 31, 2015	Mar. 31, 2015
(a) Total deferred tax assets	(b-c)	1	218.7	(28.0)	246.7
(b) Subtotal of deferred tax assets		2	534.0	(13.8)	547.8
Reserve for possible loan losses and write-off of loans		3	138.6	(16.5)	155.1
Taxable write-off of securities		4	290.2	38.4	251.8
Others		5	105.2	(35.7)	140.9
(c) Valuation allowance		6	315.3	14.2	301.1
(d) Total deferred tax liabilities		7	532.1	(159.5)	691.6
Net unrealized gains on other securities		8	478.3	(158.1)	636.4
Others		9	53.9	(1.3)	55.2
Net deferred tax assets	(a-d)	10	(313.4)	131.5	(444.9)
Amount corresponding to net deferred losses on hedges included in line 5 and net unrealized gains on other securities included in line 8		11	(474.5)	151.8	(626.3)
Others		12	161.1	(20.3)	181.4

SMBC recognized deferred tax assets pursuant to the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA *. SMBC is considered to be a company showing stable financial performance, which is classified under examples (2).

*  JICPA Auditing Committee Report No.66

   “Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets”

Reference: Income of final return before deducting operating loss carryforwards for the last 3 years

		(Billions of yen)
	FY3/2013	FY3/2014	FY3/2015	1H, FY3/2016
Income of final return before deducting operating loss carryforwards	658.4	501.8	643.7	356.5

  Note:    The figure for 1H, FY3/2016 was estimated in interim closing.

Sumitomo Mitsui Financial Group

17. Capital ratio (BIS guidelines)

(Basel III basis)

Consolidated		(Billions of yen, %)
	Sep. 30, 2015 [Preliminary]		Mar. 31, 2015
	(a)	(a) - (b)	(b)
(1) Total capital ratio (4) / (7)	17.79	1.21	16.58

(2) Tier 1 capital ratio (5) / (7)	13.78	0.89	12.89

(3) Common equity Tier 1 capital ratio (6) / (7)	11.72	0.42	11.30

(4) Total capital	11,632.4	666.5	10,965.9

(5) Tier 1 capital	9,011.9	483.3	8,528.6

(6) Common equity Tier 1 capital	7,662.6	186.0	7,476.5

(7) Risk weighted assets	65,364.6	(772.2)	66,136.8

(8) Required capital (7) X 8%	5,229.2	(61.8)	5,290.9

SMBC consolidated
(1) Total capital ratio	19.00	1.07	17.93

(2) Tier 1 capital ratio	14.64	0.73	13.91

(3) Common equity Tier 1 capital ratio	12.82	0.21	12.61

SMBC non-consolidated
(1) Total capital ratio	20.14	1.25	18.89

(2) Tier 1 capital ratio	15.10	0.84	14.26

(3) Common equity Tier 1 capital ratio	13.01	0.21	12.80

18. ROE
Consolidated			(%)
	Six months ended Sep. 30, 2015		Six months ended Sep. 30, 2014
	(a)	(a) - (b)	(b)
ROE (denominator: Total stockholders’ equity)	10.8	(3.6)	14.4

Note:
ROE (denominator: Total stockholders’ equity)	=	(Profit attributable to owners of parent) x (Number of days in a year (365 days))/(Number of days in the period (183 days))	X	100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

19. Earnings targets and dividends forecast for FY3/2016

(1) Earnings targets

Consolidated	(Billions of yen)
	FY3/2016		FY3/2015
		Change	Result
Ordinary profit	1,220.0	(101.2)	1,321.2
Profit attributable to owners of parent	760.0	6.4	753.6

Reference:
SMBC non-consolidated	(Billions of yen)
	FY3/2016		FY3/2015
		Change	Result
Gross banking profit	1,580.0	(54.3)	1,634.3
Expenses	(820.0)	(28.8)	(791.2)
Banking profit (before provision for general reserve for possible loan losses)	760.0	(83.1)	843.1
Total credit cost	0.0	(80.1)	80.1
Ordinary profit	750.0	(206.0)	956.0
Net income	520.0	(123.0)	643.0

(2) Dividends forecast			(Yen)
	FY3/2016		FY3/2015
	Interim	Annual	Result
Dividend per share for common stock	75	150	140

Reference:			(Billions of yen)
	FY3/2016		FY3/2015
	Interim	Annual	Result
Total dividend	105.8	211.5	197.4

SMFG’s policy regarding reduction of strategic shareholdings

We will continuously mitigate the risk from stock price fluctuations in order to have a more stable and robust financial base.

Toward achieving an appropriate level of the Ratio of Stocks-to-CET1 capital (* 1) as one of the G-SIFIs, we aim to have the assurance of reducing the current Ratio by half within approximately five years.

*1    The Ratio of Stocks-to-CET1 capital =

The book value of domestic listed stocks on a SMFG consolidated basis / Common Equity Tier 1 capital (*2)

*2    Based on Mar. 31, 2019 definition; Excluding net unrealized gains on Other securities.

Sumitomo Mitsui Financial Group

Reference 1: Financial Statements of SMBC

1. Condensed balance sheet

SMBC non-consolidated	(Millions of yen)

	Sep. 30, 2015		Mar. 31, 2015
	(A)	Change (A-B)	(B)
Assets
Cash and due from banks	39,992,676	2,984,011	37,008,665
Call loans	643,983	104,067	539,916
Receivables under resale agreements	535,997	118,524	417,473
Receivables under securities borrowing transactions	2,326,634	313,839	2,012,795
Monetary claims bought	1,061,202	13,704	1,047,498
Trading assets	3,251,465	(376,397)	3,627,862
Securities	28,513,860	(1,471,407)	29,985,267
Loans and bills discounted	68,796,863	522,555	68,274,308
Foreign exchanges	1,849,057	50,214	1,798,843
Other assets	1,960,487	(499,857)	2,460,344
Tangible fixed assets	822,174	9,791	812,383
Intangible fixed assets	209,931	8,965	200,966
Prepaid pension cost	275,474	(17,608)	293,082
Customers’ liabilities for acceptances and guarantees	6,623,332	(97,799)	6,721,131
Reserve for possible loan losses	(351,607)	42,533	(394,140)
Reserve for possible losses on investments	(23,992)	58,329	(82,321)
Total assets	156,487,541	1,763,462	154,724,079

Note:     Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

(Millions of yen	)

	Sep. 30, 2015 (A)		Mar. 31, 2015 (B)
		Change (A-B)
Liabilities
Deposits	92,002,876	665,162	91,337,714
Negotiable certificates of deposit	15,883,208	1,861,144	14,022,064
Call money	5,033,082	453,142	4,579,940
Payables under repurchase agreements	84,417	(265,593)	350,010
Payables under securities lending transactions	5,673,506	559,610	5,113,896
Commercial paper	2,341,129	(210,523)	2,551,652
Trading liabilities	2,552,196	(202,543)	2,754,739
Borrowed money	8,871,945	775,875	8,096,070
Foreign exchanges	921,485	(251,484)	1,172,969
Short-term bonds	21,000	(4,000)	25,000
Bonds	5,211,015	115,438	5,095,577
Due to trust account	596,792	(120,737)	717,529
Other liabilities	2,680,476	(992,494)	3,672,970
Reserve for employee bonuses	13,256	(482)	13,738
Reserve for executive bonuses	-	(644)	644
Reserve for point service program	797	(322)	1,119
Reserve for reimbursement of deposits	13,842	(5,747)	19,589
Deferred tax liabilities	313,406	(131,457)	444,863
Deferred tax liabilities for land revaluation	33,589	(552)	34,141
Acceptances and guarantees	6,623,332	(97,799)	6,721,131
Total liabilities	148,871,358	2,145,995	146,725,363
Net assets
Capital stock	1,770,996	-	1,770,996
Capital surplus	2,470,198	(11,075)	2,481,273
Capital reserve	1,771,043	-	1,771,043
Other capital surplus	699,154	(11,075)	710,229
Retained earnings	2,281,995	(45,191)	2,327,186
Other retained earnings	2,281,995	(45,191)	2,327,186
Voluntary reserve for retirement allowances	1,656	-	1,656
Voluntary reserve	219,845	-	219,845
Retained earnings brought forward	2,060,494	(45,191)	2,105,685
Treasury stock	(210,003)	-	(210,003)
Total stockholders’ equity	6,313,187	(56,266)	6,369,453

Net unrealized gains (losses) on other securities	1,370,782	(355,791)	1,726,573
Net deferred gains (losses) on hedges	(94,252)	30,654	(124,906)
Land revaluation excess	26,466	(1,127)	27,593
Total valuation and translation adjustments	1,302,996	(326,265)	1,629,261
Total net assets	7,616,183	(382,532)	7,998,715
Total liabilities and net assets	156,487,541	1,763,462	154,724,079
Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated	(Millions of yen)

	Six months ended Sep. 30, 2015 (a)		Six months ended Sep. 30, 2014 (b)
		Change (a) - (b)
Ordinary income	1,166,618	(98,272)	1,264,890
Interest income	756,078	12,329	743,749
Interest on loans and discounts	488,014	5,980	482,034
Interest and dividends on securities	211,485	563	210,922
Trust fees	841	(108)	949
Fees and commissions	252,762	9,984	242,778
Trading income	27,108	21,996	5,112
Other operating income	57,848	(29,454)	87,302
Other income	71,978	(113,020)	184,998
Ordinary expenses	751,609	79,175	672,434
Interest expenses	184,167	27,357	156,810
Interest on deposits	41,427	8,210	33,217
Fees and commissions payments	88,869	3,187	85,682
Trading losses	-	-	-
Other operating expenses	18,618	8,977	9,641
General and administrative expenses	417,848	16,498	401,350
Other expenses	42,105	23,155	18,950
Ordinary profit	415,008	(177,447)	592,455
Extraordinary gains	3,637	3,534	103
Extraordinary losses	3,032	1,005	2,027
Income before income taxes	415,612	(174,920)	590,532
Income taxes - current	110,522	(18,845)	129,367
Income taxes - deferred	19,807	(33,115)	52,922
Total income taxes	130,330	(51,960)	182,290
Net income	285,282	(122,959)	408,241

 Note:    Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Six months ended September 30, 2015	(Millions of yen)

		Capital surplus		Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Other retained earnings			Treasury stock	Total stockholders’ equity
				Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,770,996	1,771,043	710,229	1,656	219,845	2,105,685	(210,003)	6,369,453
Changes in the period
Corporate reorganization (by subsidiaries)			(11,074)					(11,074)
Cash dividends						(331,601)		(331,601)
Net income						285,282		285,282
Reversal of land revaluation excess						1,127		1,127
Net changes in items other than stockholders’ equity in the period
Net changes in the period	-	-	(11,074)	-	-	(45,191)	-	(56,266)
Balance at the end of the period	1,770,996	1,771,043	699,154	1,656	219,845	2,060,494	(210,003)	6,313,187

	(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,726,573	(124,906)	27,593	1,629,261	7,998,715
Changes in the period
Corporate reorganization (by subsidiaries)					(11,074)
Cash dividends					(331,601)
Net income					285,282
Reversal of land revaluation excess					1,127
Net changes in items other than stockholders’ equity in the period	(355,791)	30,653	(1,127)	(326,265)	(326,265)
Net changes in the period	(355,791)	30,653	(1,127)	(326,265)	(382,531)
Balance at the end of the period	1,370,782	(94,252)	26,466	1,302,996	7,616,183

  Note:    Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

Reference 2: Exposure to securitized products
1. Securitized products	Managerial accounting basis

Consolidated								(Billions of yen)
	Sep. 30, 2015						Mar 31, 2015
	Balances (after provisions and write- offs)				Net unrealized gains/losses (after write- offs)		Balances (after provisions and write- offs)		Net unrealized gains/losses (after write- offs)
								Overseas
		Change from Mar. 2015	Overseas	Change from Mar. 2015		Change from Mar. 2015
Cards, etc.	227.9	61.8	216.1	54.5	(0.7)	(0.9)	166.1	161.6	0.2
CLO	44.3	19.0	44.3	19.0	1.8	0.6	25.3	25.3	1.2
CMBS	10.8	(0.0)	10.8	(0.0)	0.4	(0.1)	10.8	10.8	0.5
RMBS, etc.	50.5	20.9	50.5	20.9	0.8	0.5	29.6	29.6	0.2
Total	333.4	101.7	321.6	94.4	2.2	0.2	231.7	227.2	2.1

Notes	1.	Balance of ABCP is 0 yen.

	2.	Excludes RMBS issued by GSE and Japan Housing Finance Agency, and SMBC’s exposure to subordinated beneficiaries owned through the securitization of SMBC’s loan receivables, etc.

2. Leveraged loans

Consolidated	(Billions of yen)

	Sep. 30, 2015				Mar 31, 2015
			Undrawn commitments			Undrawn commitments
	Loans	Change from Mar. 2015		Change from Mar. 2015	Loans
Europe	423.3	303.7	91.8	51.8	119.6	40.0
Japan	260.8	(25.2)	53.3	0.8	286.0	52.5
United States	133.9	(4.8)	79.1	1.6	138.6	77.5
Asia (ex. Japan)	57.5	(14.1)	2.9	(1.6)	71.6	4.5
Total	875.5	259.6	227.1	52.6	615.9	174.5